FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of the 88th Ordinary General Meeting of Shareholders

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 6, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President
Chief Financial Officer

The following represents a translation, for convenience purposes only, of pertinent parts of the Notice of the 88th Ordinary General Meeting of Shareholders of Mitsui & Co., Ltd. issued in the Japanese language.

MITSUI & CO., LTD.

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo

May 31, 2007

To the shareholders of Mitsui & Co., Ltd.:

Notice of the 88th Ordinary

General Meeting of Shareholders

You are cordially invited to attend the 88th Ordinary General Meeting of Shareholders (the “Meeting”) of Mitsui & Co., Ltd. to be held as set forth below.

Attendees are kindly requested to present their completed voting cards (enclosed) at the Meeting reception on the day.

If you are unable to attend the Meeting, you may vote in writing or electronically (via the Internet, etc.). In this case, after reviewing the content in the following section entitled “Reference Materials for the Exercise of Voting Rights,” please exercise your voting rights by 5.30pm (Japan time) on Thursday June 21 2007.

To vote in writing, please indicate your approval/dissent to the proposed resolutions and on the enclosed voting card, and mail the card back to arrive no later than 5.30pm (Japan time) on Thursday June 21, 2007. To vote via the Internet, please access the Internet voting website (http://www.web54.net), enter the code number and password shown on the voting card enclosed herein and cast your vote for or against each of the proposed resolutions before 5.30pm (Japan time) on Thursday June 21, 2007.

Very truly yours,

Shoei Utsuda
President and Chief Executive Officer
Mitsui & Co., Ltd.

1. Date and Time: June 22, 2007 (Fri.) at 10:00 a.m. (doors open from 9:00 a.m.)

2. Place:	2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo
Mitsui & Co., Ltd., Head Office
(Reception:B1F)

3. Agenda:

MATTERS TO BE REPORTED:

1.	Reports on the Business Report, Financial Statements for the 88th Fiscal Year (from April 1, 2006 to March 31, 2007), and on the Results of the Audit thereof by the Auditors of Accounts and the Board of Corporate Auditors.

2.	Reports on the Financial Statements for the 88th Fiscal Year (from April 1, 2006 to March 31, 2007).

PROPOSED RESOLUTIONS:

Item 1: Dividend of Surplus for the 88th Fiscal Year

Item 2: Payment of Bonuses to Directors

Item 3: Election of Thirteen Directors

Item 4: Election of Three Corporate Auditors

Item 5: Revision of the Amount of Directors’ and Corporate Auditors’ Remuneration, etc

4. Notes on Procedure of Meeting:

1.	Where there is no indication of approval or dissent of the respective resolutions proposed for the meeting on the voting cards submitted, the resolutions in question will be deemed approved.

2.	Duplication of Votes

a.	Where votes have been cast several times over the internet, etc, the vote cast last will be taken as the validly exercised vote.

b.	Where votes have been cast in duplicate on both the internet, etc, and by voting card, the vote which arrives to the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast on the internet, etc, will be taken as the validly exercised votes.

Where there are revisions to the Reference Materials for the Exercise of Voting Rights, the Business Report, Financial Statements or Consolidated Financial Statements, these revisions will be posted on the Company’s internet website (http://www.mitsui.co.jp).

Reference Materials for the Exercise of Voting Rights

Proposed Resolutions and Related Information:

Item 1: Dividend of Surplus for the 88th Fiscal Year:

While, in order to improve our corporate value and to maximize shareholder value, focusing on reinvestment activities by capitalizing retained earnings to respond to active cash demands in our core and growing areas, we will provide returns to our shareholders directly with increased dividends resulting from our improved business performance. Specifically, we are targeting a consolidated payout ratio of 20% and a continuous increase in dividends through improved business performance.

We propose the following for the final dividend for the 88th Fiscal Year.

1) Nature of Dividend Property

Cash.

2) Items Relating to, and Total Amount of, Dividend Property to be Distributed to Shareholders

Payment of a dividend of 17 Japanese yen per ordinary share, totaling ¥30,342,371,749. Since an interim dividend of 17 Japanese yen per share was paid to shareholders on December 1, 2006, the annual dividend for the 88th Fiscal Year will be 34 Japanese yen per share, the total of which (approximately ¥59,600 million) will account for approximately 19.8% of the consolidated net profit for the 88th Fiscal Year.

3) Date that the Dividend of Surplus Becomes Effective

June 25, 2007.

Item 2: Payment of Bonuses to Directors:

The Company proposes the payment of bonuses to seven full-time Directors among the ten Directors as of the end of the 88th Fiscal Year in the aggregate sum of ¥271,000,000. These bonuses take the business performance of the 88th Fiscal Year and other matters into consideration. Please note that the Remuneration Committee, an advisory body of the Company’s Board of Directors, has reported to the Board of Directors that this is an appropriate amount for bonuses. The Board of Directors will determine the amount of bonuses payable to each Director.

Item 3: Election of Thirteen Directors:

External Director Akira Chihaya passed away on January 22, 2007. Yasunori Yokote retired as Director on March 31, 2007. The terms of office for all nine of the current Directors are due to expire at the conclusion of the 88th Ordinary General Meeting of Shareholders. Accordingly, the Company proposes to elect thirteen Directors in order to strengthen the supervisory function of the Board of Directors and further enhance management systems.

The proposed candidates are as follows. Please note that the Nomination Committee, an advisory body of the Board of Directors, has reported to the Board of Directors, before the selection of such candidates, that the following candidates satisfy the director nomination standards established by the Nomination Committee.

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Concurrent Representative Positions held in Other Organizations	Number of Company’s Shares Held
1.	Nobuo Ohashi (Sep. 13, 1938)

-   Joined Mitsui & Co., Ltd. in Apr. 1962.

-   Director, and General Manager, Seoul Branch in Jun. 1994.

-   Representative Director, Executive Managing Director and

    Chief Operating Officer, Foods Unit in Jun. 1997.

-   Representative Director, Senior Executive Managing Director and General Manager, Corporate Planning Division in Jun. 1999.

-   Representative Director, Executive Vice President in Jun. 2000.

-   Representative Director, Executive Vice President and Group President of Consumer Products & Services Group in Apr. 2002.

-   Representative Director, Chairman and Executive Director in Oct. 2002.

-   Chairman and Director since Apr. 2004.

   (Present Occupation)

			70,000

2.	Shoei Utsuda (Feb. 12, 1943)	- Joined Mitsui & Co., Ltd. in Apr. 1967. - Director and General Manager, Machinery & Information Industries Administrative Division in Jun. 1997. - Representative Director, Executive Managing Director and General Manager, Corporate Planning Division in Jun. 2000. - Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division) and Chief Operating Officer, Business Process Re-Engineering Project in Apr. 2002. - Representative Director, President and Chief Executive Officer since Oct. 2002. (Present Occupation)	49,103

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Concurrent Representative Positions held in Other Organizations	Number of Company’s Shares Held
3.	Hiroshi Tada (Mar. 3, 1945)	- Joined Mitsui & Co., Ltd. in Apr. 1968. - Director and Chief Operating Officer, Iron & Steel Raw Materials Unit in Jun. 2000. - Director and Senior Managing Officer, Chief Operating Officer, Iron & Steel Raw Materials Unit, Metal Products & Mineral Group in Apr. 2002. - Executive Managing Officer, Chairman for the Americas in Apr. 2003. - Senior Executive Managing Officer in Apr. 2005. - Representative Director and Senior Executive Managing Officer in Jun. 2005. - Executive Vice President and Representative Director since April 2006. (Present Occupation)	20,000

4.	Kazuya Imai (Apr. 20, 1946)

-   Joined Mitsui & Co., Ltd. in Jul. 1969.

-   Director and E.V.P., Mitsui & Co. (U.S.A.), Inc. in Jun. 2001.

-   Director and Senior Managing Officer in Apr. 2002.

-   Executive Managing Officer and General Manager, Internal Auditing Division in Apr. 2004.

-   Senior Executive Managing Officer and Chief Financial Officer, Director, Mitsui & Co. (U.S.A.), Inc. in Apr. 2005.

-   Representative Director, Senior Executive Managing Officer and Chief Financial Officer, Director, Mitsui & Co. (U.S.A.), Inc. since Jun. 2005.

-   Representative Director, Executive Vice President and Chief Financial Officer, Director, Mitsui & Co. (U.S.A.), Inc. since Jun. 2005.

    (Present Occupation)

13,266

5.	Toshihiro Soejima (Nov. 10, 1946)

-   Joined Mitsui & Co., Ltd. in May 1970.

-   General Manager, Telecommunications Business Unit in Jul. 1998.

-   Chief Operating Officer, Electronics Device Business Unit in Apr. 2001.

-   Director, Chief Operating Officer, Electronics Device Business Unit in Jun. 2001.

-   Director, Senior Managing Officer and Chief Operating Officer, Electronics Device Business Unit in Apr. 2002.

-   Senior Managing Officer and General Manager, Corporate Planning & Strategy Planning Division in Jan. 2003.

-   Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China in Apr. 2004.

-   Senior Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China in Apr. 2005.

-   Executive Vice President since Apr. 2007

    (Present Occupation)

11,000

6.	Motokazu Yoshida (Jan. 7, 1948)

-   Joined Mitsui & Co., Ltd. in Apr. 1971.

-   General Manager, First Motor Vehicles Division in Oct. 1994.

-   Chief Operating Officer, Motor Vehicles, Marine and Aerospace Group in Apr. 2001.

-   Director, Chief Operating Officer, Motor Vehicles, Marine & Aerospace Group Business Unit in Jun. 2001.

-   Director, Senior Managing Officer and Chief Operating Officer, Motor Vehicles, Marine and Aerospace Business Unit in Apr. 2002.

-   Executive Managing Officer and Chief Operating Officer, Motor Vehicles, Marine and Aerospace Business Unit in Apr. 2003.

-   Executive Managing Officer, Chairman for the Americas in Apr. 2005.

-   Senior Executive Managing Officer and Chairman for the Americas in Oct. 2005.

-   Senior Executive Managing Officer, Chief Information Officer and Chief Operating Officer, Business Process Re-Engineering Project since Apr. 2007.

    (Present Occupation)

10,000

7.	Hiroshi Ito (Feb. 8, 1947)	- Joined Mitsui & Co., Ltd. in Apr. 1969. - Managing Officer and Chief Operating Officer, Service Business Unit in Apr. 2003. - Executive Managing Officer and Chief Operating Officer, Consumer Service Business Unit in Apr. 2005. - Senior Executive Managing Officer in Apr. 2006. - Representative Director and Senior Executive Managing Officer in Jun. 2006. - Representative Director, Senior Executive Managing Officer and Director of Mitsui & Co. (Asia Pacific) Pte. Ltd. since Apr. 2007. (Present Occupation)	15,000

8.	Yoshiyuki Izawa (Feb. 10, 1948)	- Joined Mitsui & Co., Ltd. in May 1970. - General Manager, Information Processing & Electronic Systems Division in Jun. 1994. - President, Mitsui & Co. Deutschland GmbH in Sept. 1997. - Director, Chief Operating Officer, Information Business Unit in Jun. 2000. - Director, Senior Managing Officer and Chief Operating Officer, Information Business Unit in Apr. 2002. - Executive Managing Officer and General Manager, Osaka Office in Apr. 2004. - Senior Executive Managing Officer and Director, Mitsui & Co. Europe PLC since Apr. 2007. (Present Occupation)	12,000

9.	Junichi Matsumoto (Sept. 25, 1947)

-   Joined Mitsui & Co., Ltd. in May 1971.

-   General Manager, Osaka Office Corporate Planning Division in Oct. 1999.

-   General Manager, Management Planning Division in Jan. 2002.

-   Managing Officer and General Manager, Corporate Planning Division in Apr. 2002.

-   Managing Officer and Deputy Chief Representative of Mitsui & Co., Ltd. in China in Jan. 2003.

-   Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit in Apr. 2004.

-   Executive Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit in Apr. 2005.

-   Senior Executive Managing Officer, Chief Compliance Officer and Chief Privacy Officer since Apr. 2007.

    (Present Occupation)

			15,000

10.	Akishige Okada (Apr. 9, 1938)

-   Joined The Mitsui Bank, Ltd. in Apr. 1963.

-   Director, The Mitsui Taiyo Kobe Bank, Ltd. in Jun. 1991.

-   Managing Director, The Sakura Bank, Ltd. in Jun. 1995.

-   Senior Managing Director, The Sakura Bank, Ltd. in Jun. 1996.

-   President, The Sakura Bank, Ltd. in Jun. 1997.

-   President and Managing Director, The Sakura Bank, Ltd. in Jun. 1999.

-   Chairman of the Board, Sumitomo Mitsui Banking Corporation in Apr. 2001.

-   Chairman of the Board, Sumitomo Mitsui Financial Group, Inc. in Dec. 2002.

-   Chairman of the Board, Sumitomo Mitsui Banking Corporation in Mar. 2003. (Note: the name of this corporation was changed from The Wakashio Bank, Ltd. after the merger.)

-   Director, Mitsui & Co., Ltd. since Jun. 2003.

    (Present Occupation)

-   Advisor, Sumitomo Mitsui Banking Corporation since Jun. 2005

    (Present Occupation)

			1,000

11.	Nobuko Matsubara (Jan. 9, 1941)

-   Entered Ministry of Labor in Apr. 1964.

-   Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor in Mar. 1987.

-   Director-General of Women’s Bureau, the Ministry of Labor in Oct. 1991.

-   Vice Minister of the Ministry of Labor in Jul. 1997.

-   President of Japan Association for Employment of Persons with Disabilities in Apr. 1999.

-   Ambassador Extraordinary and Plenipotentiary of Japan to Italy in Sep. 2002.

-   Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta in Nov. 2002.

-   Advisor to Japan Institute of Workers’ Evolution in Jan. 2006.

-   Director since Jun. 2006

    (Present Occupation)

-   Chairman of Japan Institute of Workers’ Evolution since Jul. 2006.

    (Present Occupation)

0

12.	Ikujiro Nonaka (May. 10, 1935)

-   Joined Fuji Electric Co. in Apr. 1958.

-   Professor, Management Faculty, Aoyama University in Apr. 1977.

-   Professor, National Defense Academy of Japan in Jan. 1979.

-   Professor, Institute of Business Research, Hitotsubashi University in Apr. 1982.

-   Professor, Graduate School of Knowledge Science, JAIST in Apr. 1995.

-   Xerox Distinguished Professor in Knowledge, University of California, Berkeley in Sept. 1997.

    (Present Occupation)

-   Professor, Graduate School of International Corporate Strategy, Hitotsubashi University in Apr. 2000.

-   Director, Fujitsu Limited in Jun. 2004.

    (Present Occupation)

-   Director, Eisai Co., Limited. in Jun. 2005.

    (Present Occupation)

-   Professor Emeritus, Hitotsubashi University in Apr. 2006.

    (Present Occupation)

0

13.	Hiroshi Hirabayashi (May. 5, 1940)

-   Entered Ministry of Foreign Affairs in Apr. 1963.

-   Director, Management and Coordination Division, Minister’s Secretariat, Ministry of Foreign Affairs in Jan. 1988.

-   Minister, Japanese Embassy in the U.S.A. in Jan. 1990.

-   Envoy, Japanese Embassy in the U.S.A. in Jan. 1992.

-   Director-General, Economic Cooperation Bureau, Ministry of Foreign Affairs in Aug. 1993.

-   Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat in Aug. 1995.

-   Secretary-General, Indo-China Refugees Measures Coordination Conference in Oct. 1997.

-   Ambassador Extraordinary and Plenipotentiary to India and Bhutan in Jan. 1998.

-   Ambassador Extraordinary and Plenipotentiary to France and Andorra in Sept. 2002.

-   Ambassador Extraordinary and Plenipotentiary to Djibouti in Jan. 2003.

-   Ambassador in charge of Inspection, Ministry of Foreign Affairs in Jun. 2006.

-   Consultant to the Japan International Forum (Foundation)

    (Present Occupation)

0

1.	Among the above candidates, Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are candidates for External Directors.

2.	Akishige Okada is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his extensive knowledge and great experience in banking management.

Nobuko Matsubara is proposed for appointment as an External Director in the view that she can make good use in the Company’s management of her knowledge, experience and other skills cultivated tackling labor issues in the Japanese public service.

Ikujiro Nonaka is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his deep insight into management, and supervisory ability, as a specialist in international business strategy.

Hiroshi Hirabayashi is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his great international experience, knowledge and other skills cultivated as a diplomat.

Ms Matsubara, Mr Nonaka and Mr Hirabayashi have no experience of direct involvement in company management, however we are of the view that they can appropriately perform their duties as External Directors, providing accurate advice on the Company’s management from a broad perspective not restricted to the Company’s industry.

3.	The Company has entered into agreements with Akishige Okada and Nobuko Matsubara pursuant to Article 427(1) of the Corporate Law of Japan to limit their liability as External Directors to the extent possible by law, and if their re-appointment is approved, the Company will continue these agreements for the limitation of the liability of these two individuals. Also, the Company plans to enter into similar agreements to limit the liability as External Directors of Ikujiro Nonaka and Hiroshi Hirabayashi.

4.	During the term of office of External Director candidates Akishige Okada and Nobuko Matsubara, the concealment of losses in relation to naphtha trading transactions at the Company’s wholly owned subsidiary in Singapore Mitsui Oil (Asia) Pte. Ltd. through incorrect market price reporting came to light. Both have made various contributions to the Board of Directors, etc, from the point of view of compliance and strengthening governance on regular basis. After it came to light, they also made varied proposals and contributions following the event towards further strengthening governance systems to prevent reoccurrence.

Candidate for External Director Akishige Okada was a director of Sumitomo Mitsui Banking Corporation (“SMBC”), during the period April 2001 until June 2005. SMBC received the Fair Trade Commission’s adjudication in December 2005 that part of its business infringed Article 19 of the Japanese Antimonopoly Act, and also received administrative sanction in April 2006 from the Financial Services Agency pursuant to the Banking Act.

5.	The eldest daughter of Hiroshi Hirabayashi works as an employee of the Company.

6.

External Director Akishige Okada will have been in office for 4 years as at the closure of the 88th Ordinary General Meeting of Shareholders. Nobuko Matsubara will have been in office as an External Director for 1 year as at the close of the 88th General Meeting of Shareholders.

Item 4: Election of Three Corporate Auditors:

The terms of office of both Hiroshi Matsuura and Yasutaka Okamura will end with the closure of the 88th General Meeting of Shareholders. In order to enhance auditing systems, we propose to elect three Corporate Auditors. The proposed candidates are as follows. We have obtained the consent of the Board of Corporate Auditors for these proposals.

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Concurrent Representative Positions held in Other Organizations	Number of Company’s Shares Held
1.	Satoru Miura (Mar. 2, 1947)	- Joined Mitsui & Co., Ltd. in Apr. 1970. - President & CEO, Mitsui & Co. (Canada) Ltd. in May 1998. - Chief Operating Officer, Iron & Steel Products Group in Apr. 2001. - Director and Chief Operating Officer, Iron & Steel Products Group in Jun. 2001. - Director, Senior Managing Officer and Chief Operating Officer, Iron & Steel Products Unit in Apr. 2002. - Executive Managing Officer and Chief Operating Officer, Iron & Steel Products Business Unit in Apr. 2004. - Executive Managing Officer and General Manager, Nagoya Office in Apr. 2005. - Executive Managing Officer. (Present Occupation)	12,206

2.	Motonori Murakami (Nov. 19, 1948)	- Joined Mitsui & Co., Ltd. in Jul. 1972. - General Manager, Accounting Division in Jun. 2000. - Managing Officer and General Manager, Accounting Division in Apr. 2003. - Executive Managing Officer, Assistant to Senior Executive Managing Officers (Corporate Staff Division) and Assistant to Chief Financial Officer since Apr. 2006. (Present Occupation)	20,769

3.	Yasutaka Okamura (Jun. 13, 1929)	- Appointment as Public Prosecutor in Apr. 1955. - Vice Minister of Justice in Jun. 1988. - Attorney General in May 1992. - Retired as Attorney General in Dec. 1993. - Admission as Attorney at Law in Feb. 1994. - External Corporate Auditor since Jun. 2003. (Present Occupation)	6,000

Notes:

1.	Yasutaka Okamura is a candidate for an External Corporate Auditor.

2.	Yasutaka Okamura is proposed for appointment as an External Corporate Auditor in the view that he can provide his auditor’s opinion objectively from an independent and neutral standpoint based upon his knowledge and experience cultivated in his many years working as a prosecutor and an attorney at law. Mr Okamura has no experience of direct involvement in company management, however we are of the view that he can appropriately perform his duties as an External Corporate Auditor, providing among other things valuable opinions and advice in relation to the Company’s management from a perspective not restricted to the Company’s industry, drawing upon his experience as an attorney.

3.	The Company has entered into an agreement with Yasutaka Okamura pursuant to Article 427(1) of the Corporate Law of Japan to limit his liability as an External Corporate Auditor to the extent possible by law, and if his re-appointment is approved, the Company will continue this agreement for the limitation of his liability.

4.	During the term of office of External Corporate Auditor candidate Yasutaka Okamura, the concealment of losses in relation to naphtha trading transactions at the Company’s wholly owned subsidiary in Singapore Mitsui Oil (Asia) Pte. Ltd. through incorrect market price reporting came to light. Mr Okamura, following discussion by the Board of Corporate Auditors, etc, has made various contributions to the Board of Directors, etc, from the point of view of compliance and strengthening governance on regular basis. After it came to light, He also made varied proposals and contributions following the event towards further strengthening governance systems to prevent reoccurrence.

Mr Okamura has served as an External Auditor of the Company since June 2003 to the present. Prior to his appointment, false data was produced and submitted in relation to Diesel Particulate Filters (DPF) for diesel vehicles, being manufactured by a Subsidiary of the Company. This matter came to light in November 2004. Mr Okamura served as the Chairman of Independent Committee of the DPF incident which was established thereafter, and provided his suggestions and advice concerning consideration of the background and causes of the DPF incident, the manner of management responsibility for and other matters in respect of the DPF incident, including suggestions for and evaluation of measures to prevent reoccurrence.

5.	Yasutaka Okamura’s period of service as an External Auditor will be 4 years as at the closure of the 88th General Meeting of Shareholders.

Item 5: Revision of the Amount of Directors’ and Corporate Auditors’ Remuneration, etc

The total amounts of Directors’ and Corporate Auditors’ remuneration have continued to date as last approved in respect of Directors to be a maximum of ¥60,000,000 per month at the 83rd Ordinary General Meeting of Shareholders held on June 27, 2002, and in respect of Corporate Auditors to be a maximum of ¥12,000,000 per month at the 85th Ordinary General Meeting of Shareholders held on 24 June 2004. In light of various circumstances such as the increase in numbers of Directors and Corporate Auditors now proposed and the fact that it has now been made clear with the introduction of the Corporate Law of Japan that “bonuses” are included in “remuneration, etc”, going forward the Company would like to revise the total amount of Directors’ remuneration to a maximum of ¥70,000,000 per month, and the total amount of Corporate Auditors’ remuneration to a maximum of ¥20,000,000 per month, and in addition to the previous remuneration figures, the Company would like to determine that the total amount of bonuses payable to Directors (excluding External Directors) in accordance with business performance be a maximum of ¥500,000,000 per year.

The Remuneration Committee, an advisory body of the Company’s Board of Directors, has reported that the above amounts are appropriate.

Further, if resolutions number 3 and number 4 above are approved and resolved as proposed, the number of Directors will be 13 (including 4 External Directors) and the number of Corporate Auditors will be 7 (including 4 External Corporate Auditors).

Exercise of Voting Rights over the Internet, etc

Shareholders Exercising Voting Rights Over the Internet Are Asked to Kindly Acknowledge the Following Matters.

1.	The exercise of voting rights over the internet is only possible by using the voting website designated by the Company (http://www.web54.net). To exercise voting rights over the internet, please access this website, and following the instructions on of the website, first fill in the voting code that appears on the right of the voting card. Then, using the password that appears on the right of the voting card, set up a new password with which you as a shareholder may vote (for shareholders whom received this Notice of General Shareholders Meeting by email, the password field on the right of the voting card is shown as “********”. Please use the password which you set up when you registered your email address.).

2.	Where voting over the internet, please vote before the deadline, being 5.30pm on June 21, 2007 (Thursday).

3.	Where votes have been cast several times over the internet, the vote cast last will be taken as the validly exercised vote.

4.	Where votes have been cast in duplicate on both the internet and by voting card, the vote which arrives to the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast on the internet will be taken as the validly exercised votes.

5.	In order to use the internet voting website it may be necessary to incur internet service provider connection fees and communications fees to communication service providers (phone charges), which shall be borne by shareholders.

6.	Where shareholders access the internet from their workplace, there are cases where communications over the internet are restricted by the setting up of firewalls, etc, so please check with the relevant system manager.

Safe-keeping of Passwords

1.	Passwords provided this time will only be valid for this General Meeting of Shareholders.

2.	Passwords are the means by which persons exercising voting rights are confirmed as shareholders. Please keep passwords safe until the close of the General Meeting of Shareholders. Further, the Company cannot respond to password enquiries by phone.

3.	Please note that if an incorrect password is entered more than a specified number of times, shareholders will be unable to access the main screen.

The Following System Specifications are Necessary in Order to Utilize the Voting Website

1. Access using a personal computer

(1)	The computer must be able to access the internet and use email.

(2)	The computer monitor resolution must be at least 800x600 (dots wide by long - SVGA).

(3)	The following applications must be installed on the computer:

•	Microsoft® Internet Explorer version 5.01 Service Pack 2 or above

(Further, it remains under examination as to whether the voting website may be used with Internet Explorer Version 7. Shareholders should note that there may be cases where the voting website cannot be used.)

•	Adobe® Reader® Version 4.0 or above

(This will be necessary where shareholders refer to this “Notice of General Meeting of Shareholders”, the “General Meeting of Shareholders Reference Materials” and the enclosed “88th Business Report” on the internet.)

(Microsoft® and Internet Explorer, and Adobe® and Adobe® Reader®, are registered trade marks, trade marks or product names of respectively Microsoft Corporation and Adobe Systems Incorporated.)

2. Access using a mobile phone or L-Mode terminal

The model must be installed with SSL communications capable of encrypted communication, and be able to receive the following services:

•	i-Mode

•	EZweb

•	Yahoo! Mobile

•	L-Mode

Use of the Platform for Electronic Exercise of Votes for Institutional Investors

Where institutional investors have made prior application for use of the platform for electronic exercise of votes operated by ICJ Ltd., they may, as an alternative to exercising voting rights on the internet as detailed above, use such platform as another way of exercising voting rights at the Company’s General Meeting of Shareholders by electronically method.

Troubleshooting

1. For enquiries in relation to the operation of your computer concerning the exercise of voting rights on the internet, please contact the following.

The Chuo Mitsui Trust and Banking Company, Limited Securities support dedicated line

Phone: 0120 (65) 2031 (no charge)

(open 9am - 9pm, excluding Sat, Sun, Public and Year-End holidays)

2. For all other enquiries of a general nature such as relating to registered address or registered shareholdings, please contact the following.

The Chuo Mitsui Trust and Banking Company, Limited Securities Administration Center

Phone: 0120 (78) 2031 (no charge)

(open 9am - 5pm, excluding Sat, Sun, Public and Year-End holidays)